

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2017

Anthony D. Laday
Chief Financial Officer
Fogo de Chao, Inc.
14881 Quorum Drive, Suite 750
Dallas, Texas 75254

       Re: **Fogo de Chao, Inc.**
             Form 10-K for Fiscal Year Ended January 1, 2017
             Filed March 15, 2017
             File No. 001-37450

Dear Mr. Laday:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Lyn Shenk

                  Lyn Shenk
                  Branch Chief
                  Office of Transportation and Leisure